Exhibit 99.3

Ucommune International Ltd

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)
of
Please Print Address(es)

Being (a) shareholder(s) of the Company holding ____________ ordinary shares respectively hereby appoint of
or failing him/her
of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the shareholders of the Company (the “EGM”) to be held at 10 am on November 9, 2026 Beijing time (9:00 p.m. on November 8, 2026, U.S. Eastern time ) at No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor, Chaoyang District, Beijing 100028, People’s Republic of China, and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Proposals	Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN
1.

Resolved as an ordinary resolution, that the following steps in respect of the share consolidation and the related increase of the authorised share capital of the Company be and are hereby approved:

(1)    The current authorised share capital of the Company is US$72,000,000 divided into 300,000,000 shares, each with a par value of US$0.24, comprising (i) 299,400,000 Class A ordinary shares (the “Class A Ordinary Shares”), (ii) 300,000 Class B ordinary shares (the “Class B Ordinary Shares”), and (iii) 300,000 Series A preferred shares (the “Series A Preferred Shares”).

(2)     If the official closing bid price per Class A Ordinary Share as reported by The Nasdaq Capital Market is below US$1.00 on each of three consecutive Trading Days (the “Price Trigger”), the Company shall determine the applicable consolidation ratio by selecting the highest ratio in the following descending order that is expected to leave the Company with at least 500,000 Publicly Held Shares immediately after the Share Consolidation: ten-for-one (10:1), eight-for-one (8:1), six-for-one (6:1), four-for-one (4:1), three-for-one (3:1), and two-for-one (2:1) (the applicable ratio, the “Selected Ratio”). “Publicly Held Shares” shall be determined in accordance with the applicable Nasdaq rules.

(3)    If a 10:1 consolidation is expected to result in fewer than 500,000 Publicly Held Shares, the Selected Ratio shall move successively to 8:1, 6:1, 4:1, 3:1 and then 2:1 until the requirement is satisfied. If a 2:1 consolidation is also expected to result in fewer than 500,000 Publicly Held Shares, no consolidation shall be implemented pursuant to this resolution without further approval of the Board and the shareholders.

(4)    At the Selected Ratio, every applicable number of issued or unissued shares of each class shall be consolidated into one share of the same class, the par value of each share shall be increased proportionately (the “Post-Consolidation Par Value”), and any fractional holding resulting from the consolidation shall be rounded up to the nearest whole share so that no fractional share shall arise (the “Share Consolidation”).

Proposals	Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN

For the avoidance of doubt, the Share Consolidation and the Capital Increase shall be implemented, step by step, as follows depending on the Selected Ratio:

(5)(a) If the Selected Ratio is 10:1:

(i)     ten issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 30,000,000 shares, each with a par value of US$2.40, comprising 29,940,000 Class A Ordinary Shares, 30,000 Class B Ordinary Shares and 30,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 969,460,000 additional authorized but unissued Class A Ordinary Shares, 270,000 additional authorized but unissued Class B Ordinary Shares and 270,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$2.40, shall be created, so that the authorised share capital shall be increased to US$2,400,000,000 divided into 1,000,000,000 shares, each with a par value of US$2.40, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(b) If the Selected Ratio is 8:1:

(i)     eight issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 37,500,000 shares, each with a par value of US$1.92, comprising 37,425,000 Class A Ordinary Shares, 37,500 Class B Ordinary Shares and 37,500 Series A Preferred Shares.

(ii)    Immediately thereafter, 961,975,000 additional authorized but unissued Class A Ordinary Shares, 262,500 additional authorized but unissued Class B Ordinary Shares and 262,500 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.92, shall be created, so that the authorised share capital shall be increased to US$1,920,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.92, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(c) If the Selected Ratio is 6:1:

(i)     six issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 50,000,000 shares, each with a par value of US$1.44, comprising 49,900,000 Class A Ordinary Shares, 50,000 Class B Ordinary Shares and 50,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 949,500,000 additional authorized but unissued Class A Ordinary Shares, 250,000 additional authorized but unissued Class B Ordinary Shares and 250,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.44, shall be created, so that the authorised share capital shall be increased to US$1,440,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.44, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(d) If the Selected Ratio is 4:1:

(i)     four issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 75,000,000 shares, each with a par value of US$0.96, comprising 74,850,000 Class A Ordinary Shares, 75,000 Class B Ordinary Shares and 75,000 Series A Preferred Shares.

Proposals	Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN

(ii)    Immediately thereafter, 924,550,000 additional authorized but unissued Class A Ordinary Shares, 225,000 additional authorized but unissued Class B Ordinary Shares and 225,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.96, shall be created, so that the authorised share capital shall be increased to US$960,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.96, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(e) If the Selected Ratio is 3:1:

(i)     three issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 100,000,000 shares, each with a par value of US$0.72, comprising 99,800,000 Class A Ordinary Shares, 100,000 Class B Ordinary Shares and 100,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 899,600,000 additional authorized but unissued Class A Ordinary Shares, 200,000 additional authorized but unissued Class B Ordinary Shares and 200,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.72, shall be created, so that the authorised share capital shall be increased to US$720,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.72, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(f) If the Selected Ratio is 2:1:

(i)     two issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 150,000,000 shares, each with a par value of US$0.48, comprising 149,700,000 Class A Ordinary Shares, 150,000 Class B Ordinary Shares and 150,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 849,700,000 additional authorized but unissued Class A Ordinary Shares, 150,000 additional authorized but unissued Class B Ordinary Shares and 150,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.48, shall be created, so that the authorised share capital shall be increased to US$480,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.48, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(6)    The increase in authorised share capital described in paragraph (5) above (the “Capital Increase”) relates solely to authorised share capital of the Company and does not itself constitute an allotment or issuance of any shares by the Company. All additional shares created pursuant to the Capital Increase shall be unissued.

(7)    Subject to the passing of this ordinary resolution and upon the occurrence of the Price Trigger, any Director of the Company be and is hereby authorised to confirm the Selected Ratio strictly in accordance with the mechanism set out above, confirm the effective date and time, and implement the Share Consolidation and the Capital Increase on the basis set out above and in Schedule 1 to this Notice.

(8)    Any Director be and is hereby authorised to take all actions necessary or desirable to implement the Share Consolidation and the Capital Increase, including making any required filings; instructing the registered office provider to make all necessary filings with the Registrar of Companies in the Cayman Islands; instructing the share registrar and/or transfer agent to update the register of members; obtaining a new CUSIP; updating the corporate records; cancelling existing share certificates and issuing replacement certificates; and issuing such fractional number of shares as may be required solely to round fractional holdings up to the nearest whole share.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:
Name:
Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders:_____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.      Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3.      Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Equiniti Trust Company, LLC, C/O DFX Logistics 1 United Lane, Teterboro, NJ, 07608, Attention: Proxy Operation, or send copies of the foregoing by email to Proxy@astfinancial.com marked for the attention of Proxy Operation, as soon as possible and in any event not later than the close of business on November 5, 2026, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4.      If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5.      If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.      This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7.      Any alterations made to this form must be initialed by you.

8.      A proxy may only vote on a poll.

9.      Two or more holders of shares which carry not less than one-half of all votes attaching to shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum.

10.    In accordance with Article 78 of the Articles of Association of the Company, the chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. The current chairman of the Company is MAO Daqing, thus he shall preside as the chairman of the EGM.

11.    A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12.    In accordance with Article 14 of the Articles of Association of the Company, the Board of Directors has established the close of business on October 8, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.